SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Illumina, Inc.

(Name of Subject Company)

Illumina, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

452327109

(CUSIP Number of Class of Securities)

Christian G. Cabou

Senior Vice President & General Counsel

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Frederick W. Kanner

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-7300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Illumina, Inc., a Delaware corporation (“Illumina”), with the Securities and Exchange Commission (“SEC”) on February 7, 2012, relating to the tender offer by CKH Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), to purchase all outstanding shares of Illumina common stock, par value $0.01 per share, for $44.50 per share, net to the seller in cash, without interest and less applicable withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

1.	The following text is added immediately before the caption “Reasons for Recommendation” on page 20 of the Statement:

On February 16, 2012, Purchaser and Roche filed their preliminary proxy statement with the SEC.

On February 17, 2012, Illumina filed its preliminary proxy statement with the SEC.

2.	The first full bullet point on page 22 of the Statement is deleted in its entirety and replaced with the following:

Illumina has a track record of continuous significant investment in novel platforms and, as a result, the Board believes that Illumina has a promising pipeline that will drive sustainable future growth and value in the near, medium and long term. While historical performance is not a guarantee of future performance, the Board believes that, to date, Illumina has delivered significant innovation, growth and, consequently, stockholder value. The Board also believes that Illumina is well-positioned to further benefit substantially from compelling market opportunities in genetic analysis and diagnostics given Illumina’s technology platforms, product pipeline, management team and proven culture of innovation.

ITEM 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following text after the first paragraph under the caption “Litigation” on page 37 of the Statement:

On February 14, 2012, Steven S Weinstein MD PC Profit Sharing Plan, an alleged stockholder of Illumina, filed a putative class action in the Court of Chancery of the State of Delaware, against the Director Defendants and Illumina. The complaint alleges, among other things, that the Director Defendants breached their fiduciary duties to the stockholders of Illumina in connection with the Offer, and seeks, among other things, declaratory and injunctive relief permanently enjoining the Director Defendants from “initiating any further defensive measures that may render the acquisition of the Company unduly burdensome or expensive for a potential acquirer” and directing them to “consider and respond in good faith to acquisition offers that would maximize value” to stockholders.

On February 16, 2012, Lehigh County Employees Retirement Plan, an alleged stockholder of Illumina, filed a putative class action in the Court of Chancery of the State of Delaware, against the Director Defendants and Illumina. The complaint alleges, among other things, that the Director Defendants breached their fiduciary duties to the stockholders of Illumina in connection with the Offer, and seeks, among other things, declaratory and injunctive relief permanently enjoining the Director Defendants from “taking any further action designed to frustrate any potential transaction that would maximize shareholder value” and ordering them to “use the Poison Pill and other machinery of the Company properly in a manner and [sic] consistent with their fiduciary duties to maximize value,” and to “undertake an appropriate evaluation” of value-maximizing alternatives. The complaint also alleges certain purported deficiencies in the disclosure contained in the Statement.

ITEM 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(19)	Complaint filed by Steven S Weinstein M.D. P.C. Profit Sharing Plan, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 14, 2012

(a)(20)	Complaint filed by Lehigh County Employees Retirement Plan, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 16, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ILLUMINA, INC.

By:	/s/ Christian G. Cabou
Name:	Christian G. Cabou
Title:	Senior Vice President & General Counsel

Dated: February 17, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(19)	Complaint filed by Steven S Weinstein M.D. P.C. Profit Sharing Plan, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 14, 2012

(a)(20)	Complaint filed by Lehigh County Employees Retirement Plan, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 16, 2012